April 30, 2009
Via IDEA and Facsimile
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-3561
Attention: Mr. Patrick Kuhn
                 Staff Accountant

Re:	Pinnacle Entertainment, Inc. Item 4.01 Form 8-K Filed April 27, 2009 File No. 001-13641
Dear Mr. Kuhn:
This letter is being filed in response to comments received by Pinnacle Entertainment, Inc. (the “Company”) from the Staff of the Securities and Exchange Commission (the “Commission”) by letter dated April 29, 2009 with respect to the Company’s Form 8-K filed on April 27, 2009 pursuant to Item 4.01 of Form 8-K. To assist in your review, the Staff’s comments are highlighted in bold below and are followed by the responses of the Company.
1.	We note that you have requested that Deloitte & Touche LLP furnish you with a letter stating whether they agreed with the statements made in this Form 8-K. Item 3-04 of Regulation S-K requires this letter to be filed with the Commission within ten days after the filing of the report. Please amend your Form 8-K to include the required letter from your former auditor.

In addition, please amend your Form 8-K within the five days of the filing of the Form 10-Q for the quarterly period ended March 31, 2009, which appears to be the date of the intended resignation of Deloitte & Touche LLP, as stated in the Item 4.01 Form 8-K filed on April 27, 2009. The amended Form 8-K should indicate whether there are any disagreements through that date and include an updated letter from your former auditor addressing your revised disclosure, filed as an exhibit to your amended Form 8-K.
Responses:
On April 30, 2009, the Company filed a Form 8-K/A to amend the Company’s original Form 8-K filed on April 27, 2009, to report that on April 30, 2009, the Company received a letter from Deloitte & Touche LLP addressed to the Securities and Exchange Commission. A copy of the letter from Deloitte & Touche LLP, dated April 30, 2009, was filed as Exhibit 16.1 to the Form 8-K/A. The Company has attached a copy of the Form 8-K/A and Exhibit 16.1 to this letter.

The Company will also amend the Form 8-K filed on April 27, 2009, within the five days of the filing of the Form 10-Q for the quarterly period ended March 31, 2009. The Company’s amended Form 8-K will indicate whether there are any disagreements through that date and include an updated letter from Deloitte & Touche LLP addressing the Company’s revised disclosure, filed as an exhibit to the Company’s amended Form 8-K.
*     *     *     *     *     *
With respect to the preceding responses, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in respect to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions concerning the foregoing, please contact me at (702) 784-7777.

Sincerely,
/s/ John A. Godfrey
John A. Godfrey,
Executive Vice President, General Counsel and Secretary of Pinnacle Entertainment, Inc.

Enclosure

2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A
(Amendment No. 1)

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 30, 2009

PINNACLE ENTERTAINMENT, INC.
 (Exact name of registrant as specified in its charter)

Delaware	001-13641	95-3667491
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3800 Howard Hughes Parkway, Las Vegas, Nevada	89169
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (702) 784-7777

N/A
(Former name or former address if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 4.01. Changes in Registrant’s Certifying Accountant.

(a)

On April 27, 2009, Pinnacle Entertainment, Inc. (the “Company”) filed a Form 8-K (the “Original Form 8-K”) reporting that Deloitte & Touche LLP (“Deloitte”), the principal independent public accounting firm of the Company, notified the Company on April 24, 2009 that it will resign as the Company’s principal independent public accounting firm upon the filing of the Company’s quarterly report on Form 10-Q for the period ended March 31, 2009.

The Company is filing this Form 8-K/A to amend the Original Form 8-K to report that on April 30, 2009, the Company received a letter from Deloitte addressed to the Securities and Exchange Commission. A copy of the letter from Deloitte, dated April 30, 2009, is filed herewith as Exhibit 16.1.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
Exhibit 16.1	Letter of Deloitte & Touche LLP regarding change in principal independent public accounting firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PINNACLE ENTERTAINMENT, INC.
(Registrant)

Date: April 30, 2009	By:	/s/ John A. Godfrey

John A. Godfrey
Executive Vice President, General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit No.	Description
Exhibit 16.1	Letter of Deloitte & Touche LLP regarding change in principal independent public accounting firm

Exhibit 16.1
April 30, 2009
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561
Dear Sirs/Madams:
We have read Item 4.01(a) of Pinnacle Entertainment, Inc.’s Form 8-K dated April 27, 2009, and have the following comments:
1.	We agree with the statements made in the paragraphs 1, 3, 4, 5.

2.
We agree with the statement made in paragraph 2 except that our audit report on the Company’s consolidated financial statements for each of the years ended December 31, 2008 and 2007 included an explanatory paragraph related to the Company’s adoption of Financial Accounting Standards Board Interpretation No. 48 “Uncertainty in Income Taxes.”

3.
We have no basis to agree or disagree with the statement made in paragraph 6 other than that we agree the Company had requested a proposal from Deloitte & Touche LLP with respect to the audit for the 2009 fiscal year, prior to our resignation.

Yours truly,
/s/ Deloitte & Touche LLP